ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 | Companhia Aberta | NIRE 35300010230

Call Notice

ANNUAL GENERAL STOCKHOLDERS MEETING AND EXTRAORDINARY GENERAL STOCKHOLDERS

The stockholders of **ITAÚ UNIBANCO HOLDING S.A.** ("Company") are hereby invited by the Board of Directors to attend the **Annual General Stockholders' Meeting and Extraordinary General Stockholders' Meeting** to be exclusively held online on April 23, 2024, at 11:00 a.m. and 11:10 a.m., respectively, with the purpose to:

Annual General Stockholders' Meeting – 11 a.m.

1. take cognizance of the Management Report and the Report of Independent Auditors, the Opinion of the Supervisory Council, and the Summary of the Report of the Audit Committee and to examine, for resolution, the Financial Statements for the fiscal year ended December 31, 2023;

2. resolve on the allocation of profit for the year;

3. define the number of members that will comprise the Board of Directors and elect the members to the Board of Directors, including independent members, and the Supervisory Council for the next annual term of office. In accordance with the Brazilian Securities and Exchange Commission ("CVM") Resolution No. 70/22, for the adoption of a multiple voting process for election of members to the Company's Board of Directors, the requesting stockholders must represent at least five percent (5%) of voting capital; and

4. resolve on the amount to be allocated for overall compensation of the members of the Board of Directors and the Board of Officers, as well as the compensation of the Supervisory Council members.

Extraordinary General Stockholders' Meeting – 11:10 a.m.

1. amend the following articles of the Bylaws: (i) article, 6°, *caput*, and item 6.6. to attribute the power to designate the Board of Directors' positions to the General Stockholders' Meeting, as well as set the limit age of seventy-three years to hold the position of the Board of Directors' Chairman or Co-Chairman; and (ii) article 10, *caput*, and item 10.1. to establish that the Company may be represented by only one (1) officer in situations that do not imply the assumption of obligations or waiver of rights, encumbrance and disposal of permanent assets, as well as the adjustments to the wording in such articles;

2. consolidate the Bylaws to reflect the amendments mentioned in item "1" above; and

3. update the Stock Grant Plan, which consolidates the general rules of long-term incentive programs involving the granting of shares to management members and employees of the Company and its direct or indirect controlled companies.

The full description of the matters proposed, as well as their justification, is found in the General Stockholders Meetings' Manual.

The documents to be reviewed at the Stockholders' Meeting are available to stockholders on the Company's Investor Relations website (www.itau.com.br/relacoes-com-investidores), as well as on the websites of CVM (www.cvm.gov.br) and B3 – Brasil, Bolsa, Balcão (www.b3.com.br). Stockholders may also request a copy of said documents by the email ri@itau-unibanco.com.br.

The Meetings will be held online with the link and access instructions to be provided by the Company to stockholders who have sent the documents below by April 21, 2024, to the email drinvest@itau-unibanco.com.br:

a) Legal Entities: a notarized copy of the articles of incorporation/bylaws, and proof of election of management members, duly registered with the proper trade board.

b) Individuals: a digital copy of the ID document bearing the stockholder's picture.

Stockholders may be represented at the General Stockholders' Meetings by a proxy, in accordance with Article 126 of Law No. 6,404/76, provided that this proxy sends their identity document and the documents listed below evidencing the validity of their proxy (we require that any documents issued abroad be consularized or apostilled and be accompanied by the respective sworn translation). We clarify that it is not mandatory that the representative of the legal entity stockholder be a stockholder, a Company's management member or a lawyer.

a) Legal Entities: a notarized copy of the articles of incorporation/bylaws of the legal entity represented, proof of election of management members and the corresponding proxy with signature notarized by a notary public;

b) Individuals: a proxy with signature notarized by a notary public.

To facilitate the running of the General Stockholders´ Meetings, the Company suggests that stockholders represented by proxies send a copy of the documents listed above by April 21, 2024 to the email drinvest@itau-unibanco.com.br.

To encourage stockholders to participate in General Stockholders' Meetings, the Company has implemented a remote voting system, in accordance with CVM Resolution No. 81/22, as amended, making it possible for remote voting forms to be sent (i) directly to the Company, or (ii) to the stockholders' custody agents, in the case shares are deposited at a central depository, or (iii) to Itaú Corretora de Valores S.A., the financial institution engaged by the Company to provide bookkeeping services, according to the procedures outlined in the General Stockholders' Meeting's Manual.

São Paulo (SP), March 22, 2024.

RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence